June 30, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

 Re:       Enumeral Biomedical Holdings, Inc.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

Filed May 28, 2015

File No. 333-198847

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Enumeral Biomedical Holdings, Inc., a Delaware corporation (“Enumeral”), hereby requests that the effectiveness of the above-captioned Post-Effective Amendment to the Registration Statement be accelerated to 8:00 a.m. (Eastern Time) on Monday, July 6, 2015, or as soon thereafter as practicable.

Enumeral acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Enumeral from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Enumeral may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Enumeral Biomedical Holdings, Inc.

By:	/s/ Arthur H. Tinkelenberg, Ph.D.

Arthur H. Tinkelenberg, Ph.D.

President and Chief Executive Officer

200 Cambridge Park Drive · 2nd Floor, Suite 2000 · Cambridge, MA 02140 · O: 617.945.9146